UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Guggenheim Income Opportunities Fund

Address of Principal Business Office:

227 West Monroe Street

Chicago, Illinois 60606

Telephone Number (including area code): (312) 827-0100

Name and Address of Agent for Service of Process:

Amy J. Lee, Vice President and Chief Legal Officer

Guggenheim Income Opportunities Fund

227 West Monroe Street

Chicago, Illinois 60606

With Copies to:

Julien Bourgeois

Allison M. Fumai

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the State of Illinois on the 23rd day of April, 2024.

Guggenheim Income Opportunities Fund
By:	/s/ Brian E. Binder
Brian E. Binder
President and Chief Executive Officer

Attest:	/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer